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                             August 11, 2020

       Steven Rossi
       President, Secretary, and Director
       Worksport, Ltd.
       414-3120 Rutherford Road, Suite 414
       Vaughan, Ontario, Canada L4K OB2

                                                        Re: Worksport, Ltd.
                                                            Offering Statement
on Form 1-A
                                                            Filed July 15, 2020
                                                            File No. 24-11271

       Dear Mr. Rossi:

              We have reviewed your offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A Filed July 15, 2020

       General

   1. Remove from the offering statement's facing page and the offering circular's cover page these phrases:
                                                            "unless a
subsequent amendment is filed indicating the intention to become qualified by operation of the
terms of Regulation A"; and
                                                            "until we file a
further amendment which specifically states that this Offering circular shall thereafter
become effective in accordance with Section 8(a) of the Securities
                                                            Act of 1933 (the
"Securities Act")."
 Steven Rossi
FirstName
Worksport,LastNameSteven  Rossi
           Ltd.
Comapany
August 11, NameWorksport,
           2020           Ltd.
August
Page 2 11, 2020 Page 2
FirstName LastName
2. Disclosure in Item 1 of Part I of the Form 1-A that there are 43,907,003 shares of common stock outstanding is inconsistent with disclosure in Item 4 of Part I of the Form 1-A that there are 47,037,772 shares of common stock outstanding. Please reconcile the disclosures. Additionally, ensure that the disclosures in Part I of the Form 1-A are consistent with the disclosures in Part II of the Form 1-A.
Cover Page of Offering Circular, page 1

3. Disclosure in footnote (3) that the total maximum offering amounts exclude aggregate price and future potential proceeds of $9,000,000 for warrant shares if all 30 million units are sold and all 30 million warrant shares are sold upon exercise of the warrants issued in the offering is inconsistent with the disclosure of $9,000,000 in the table and elsewhere in the offering circular, including the dilution section. Please reconcile the disclosures.
4. Include the page number in the offering circular where the risk factors section appears as required by Item 1(h) of Part II of Form 1-A.
Cautionary Statement Regarding Forward-Looking Statements, page 5

5. Given that the company is engaged in the design and distribution of truck tonneau covers in the United States and Canada, the relevance of the reference to the "highly competitive cannabis industry" in the second paragraph's fourth bullet point is unclear. Please revise or advise.
Principal Business of the Company, page 6

6. Disclosure that your business operations since your inception have been in the business of acquiring franchise, license, and distribution rights in new and emerging growth companies is inconsistent with disclosure on the offering circular's cover page and elsewhere that you are engaged in the design and distribution of truck tonneau covers in the United States and Canada. Please reconcile the disclosures.
The Offering, page 6

7. You disclose on page 6 that the minimum investment is $200. You disclose, however, on the cover page of the offering circular and elsewhere that the minimum investment is
         $500. Please reconcile the disclosures.
8. Conform the disclosure relating to the offering's termination date to that on the offering circular's cover page, namely, the earlier of (i) July 15, 2022, subject to an extension of
         180 days, or (ii) the date on which the maximum offering is sold. Additionally, the disclosure in Item 4 of Part I of the Form 1-A that you do not intend the offering to last more than one year is inconsistent with the disclosure in the offering circular. Please revise.
 Steven Rossi
FirstName
Worksport,LastNameSteven  Rossi
           Ltd.
Comapany
August 11, NameWorksport,
           2020           Ltd.
August
Page 3 11, 2020 Page 3
FirstName LastName
Future Products, page 8

9. Disclose the known or estimated schedule for introducing to market each of your identified future products.
Our Products, page 8

10. Clarify when Worksport SC4 and Worksport TC3 were introduced to market.
Manufacturing in China, page 13

11. Disclosure indicates that you have two exclusive manufacturing agreements with third parties in China. Advise what consideration you have given to filing the agreements as exhibits.
Risk Factors, page 15

12. Remove the reference to private placement memorandum in the first paragraph as this is an offering statement on Form 1-A.
13. Include risk factor disclosure of your auditor's going concern opinion, including its effects on (i) your ability or inability to obtain additional financing and
(ii) investors in this
         offering.
14.      Given disclosure in the financial statements' Note 12 on page F-10 and
Note 11 on page F-
         24 on your concentration of customer risk, advise what consideration you have given to risk factor disclosure of your concentration of customer risk. Additionally, expand the disclosure in the business section to discuss your dependence on major customers during each of the periods presented in the financial statements.
We rely on third parties for our production..., page 15

15. Disclosure indicates that you purchase all of the inventory for your products from one supplier source in Asia. Indicate whether you have a supply agreement with that source, and, if so, advise what consideration you have given to filing the agreement as an exhibit.
The sale of tonneau cover...has been hampered by COVID-19
The pick-up truck industry may take longer to recover from the COVID-19 panemic, page 19

16. Revise the disclosure to specifically address any material impacts that the COVID-19 has had or may have on your business. For guidance you may wish to refer to CF Disclosure
         Guidance: Topic No. 9 and CF Disclosure Guidance: Topic No. 9A which are available on the Commission's website.
We have a large number of authorized but unissued shares..., page 20

17. Specify the number of authorized but unissued shares of common stock that you have as of the date of the offering statement.
 Steven Rossi
Worksport, Ltd.
August 11, 2020
Page 4
The Offering, page 22

18. Disclosure here and on page 44 that there are 1,000 shares of Series A preferred stock outstanding is inconsistent with disclosure in Item 1 of Part I of the Form 1-A that there are 1,000 Series A and B shares of preferred stock outstanding. Please reconcile the disclosures.
Use of Proceeds, page 23

19. Remove the first sentence as there is no selling shareholder included in the offering statement. Additionally, revise the table of contents to reflect that fact.
Dilution, page 24

20. Please update your dilution table to be based on the most recent balance sheet date available instead of as of December 31, 2019. In addition, the net tangible book value should not include the potential proceeds from the exercise of the warrants. Explain why you believe that it is proper to include these proceeds in the dilution table rather than in a footnote since exercise of these warrants is not certain to occur. If included in the table, consider disclosing the dilution with and without the exercise of the warrants in a separate line item.
21. We refer to the table on page 26. Please change the column header from Units Purchased
         and Exercised    to    Shares Purchased    as this table should not
include any warrant shares.
         Please also populate data under    Total Consideration    for existing
shareholders of
         common stock, and add an    Average Price Per Share    column.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
27

22. Given your auditor's going concern opinion and the uncertainty of your continued
         existence, provide prominent disclosure of your financial difficulties and your plans to overcome those difficulties, including a discussion of your ability or inability to produce sufficient cash to support operations during the next 12 months. Additionally, elaborate on your plan of operations for the next 12 months, including steps or milestones for achieving each individual component, the known or estimated costs of each individual component, and the material risks associated with each individual component.
Committees of the Board of Directors, page 39
FirstName LastNameSteven Rossi
23. Identify any other members of the audit committee. Additionally, clarify whether there
Comapany    NameWorksport,
       are other             Ltd.
                 committees of the board of directors, and, if so, disclose the names of those committees  and
August 11, 2020 Page 4 their members.
FirstName LastName
 Steven Rossi
FirstName
Worksport,LastNameSteven  Rossi
           Ltd.
Comapany
August 11, NameWorksport,
           2020           Ltd.
August
Page 5 11, 2020 Page 5
FirstName LastName
Directors, Executive Officers, and Corporate Governance, page 39

24. For each of the directors and executive officers, provide the information specified in the tabular format required by Item 10(a) of Part II of Form 1-A. Warrants, page 46

25. Disclosure that each unit in this offering consists of one share of common stock and one-
         half of one warrant is inconsistent with disclosure on the offering circular's cover page and elsewhere that each unit in this offering consists of one share of common stock and one common share purchase warrant. Please reconcile the disclosures. Plan of Distribution, page 47

26. Disclose the exemption from broker-dealer registration upon which your directors, officers, and employees are relying to conduct the offering on your behalf.
         Additionally, describe briefly the facts relied upon to make the exemption available.
Where You Can Find More Information, page 48

27. We note the "not necessarily complete language." Clarify that statements in the offering circular include the material provisions of any contract or other document filed as an exhibit.
Exhibit 1A-12A
Legality Opinion, page 1

28. The opinion must address the legality of each component of the unit being offered, that is, the unit itself, the common stock, and the common stock purchase warrant, and must opine that the warrants are a binding obligation of the company under the law of the jurisdiction governing the warrant agreement. For guidance you may wish to refer to
         Sections II.B.1.f. and II.B.1.h. of Staff Legal Bulletin No. 19 (CF) available on the
         Commission's website.
       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements before qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Steven Rossi
Worksport, Ltd.
August 11, 2020
Page 6

        You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Erin M. Purnell, Senior Counsel, at (202) 551-3454 with any other questions.



                                                          Sincerely,
FirstName LastNameSteven Rossi
                                                          Division of
Corporation Finance
Comapany NameWorksport, Ltd.
                                                          Office of
Manufacturing
August 11, 2020 Page 6
cc:       Matthew C. McMurdo, Esq.
FirstName LastName